Appalachian FC @AppalachianFc · 2d

Your chance to join our Squatchy Ownership Group: Three Days until our Community Investment Campaign goes live through Wefunder. You can still make a reservation through our Friends & Fans Campaign at Wefunder.com/appalachianfc Important Legal Note: help.wefunder.com/testing-the-wa… 💛👣🖤


INVEST IN A LEGEND!
YOUR CHANCE TO JOIN THE APPALACHIAN FC OWNERSHIP GROUP.
LEARN MORE AT APPALACHIANFC.COM
APPALACHIAN FOOTBALL CLUB

National Premier Soccer League (NPSL) and Boone Area Chamber

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Appalachian FC @AppalachianFc · 2

Next week Shop Hours for all your Sq… Holiday Shopping 💛👣🖤🎅